11/26/02

02069133

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beaufield Consolidated Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 1557 FISCAL YEAR 8-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/14/03

Exemption number: 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.

02 NOV 26

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

AR/S 8-31-02

NOTICE is hereby given that the Annual and Special General Meeting of the shareholders of Beaufield Consolidated Resources Inc. (the "Company") will be held at Patty's Pub, 1185 Bank Street, Ottawa, Ontario (Tel: 613-730-2434) on Tuesday, December 17, 2002 at 2:00 p.m. (eastern standard time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2002 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at six.

5. To elect directors for the ensuing year.

6. To approve and adopt the Company's amended and restated stock option plan in substantially the form attached as Schedule "A" to the accompanying information circular dated November 7, 2002 (the "Amended Plan") which plan has been amended to, among other things, correspond to the new stock option policy of the TSX Venture Exchange and increase the number of common shares reserved for issuance under the Amended Plan to 5,300,000 shares.

7. To authorize the directors of the Company, subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange, to cause the Company to enter into or more private placements financing transactions or property acquisitions, during the ensuing 12 month period, whereby the number of shares to be issued to one placee or vendor, or to a group of placees or vendors who intend to vote their shares, as a group, is equal to or greater than 20% of the Company's issued share capital, or where the financing or acquisition would or may result in an effective change in control of the Company or the creation of a control block.

8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual and Special General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Ottawa, Ontario this 7th day of November, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Jens E. Hansen"*
Jens E. Hansen, P.Eng.
President

BEAUFIELD CONSOLIDATED RESOURCES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT NOVEMBER 7, 2002.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Beaufield Consolidated Resources Inc. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC H3A 3S8 AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the corporate office of the Company at 19 Nesbitt Street, Ottawa, Ontario, K2H 8C4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one vote. There are 26,580,311 common shares issued and outstanding.

Only those common shareholders of record November 7, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Advice To Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial**

Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders should enter their own names in the blank space on the forms of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

It is proposed to fix the number of directors at six. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting. Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name, Municipality of Residence, Position with Company	Present Principal Occupation (1)	Previously a director since	Shares Owned (2)
Jens E. Hansen (3) Ottawa, Ontario President & Director	Professional Engineer Ontario and Quebec; Director of Melkior Resources Inc. since 1996 (President and CEO from 1997 to August 2001); President of Trillion Resources Ltd. from 1989 to June 30, 1998	June 16, 1995	2,027,500
Stephen R. Dunn (3) Toronto, Ontario Director	Assistant Vice-President, Money Markets, Manulife Financial from June 2000 to present. Director of Portfolio Strategy, Canadian Imperial Bank of Commerce, Toronto, 1993 to January 2000.	November 1, 1996	676,200
Gary F.J. Zak Secretary/Treasurer and Director	Director, Alto Minerals Inc.; Director, Forum Development Corp.	December 20, 1994	97,500
Robert A. Martin (3) Montreal, Quebec Director	Independent Mining Consultant, Montreal, Quebec, 1996 to present; Director, Craton Gold Ltd., Calgary, Alberta, 1996 to 1998 (Chairman and CEO since 1998); Investment Advisor & Mining Analyst, Lafferty, Harwood & Partners Ltd., Montreal, Quebec, 1996 to 1998	November 1, 2001	Nil
David R. Bell St. Catherines, Ontario Director	Independent Mining Consultant, 1981 to present; Director and President CaribGold Resources Inc., 1993 to present; Director, Franco Nevada Mining Corporation Inc., 1987 to 2002.	May 1, 2002	Nil (4)
Paul R. Carmel Montreal, Quebec Nominee	Professional Engineer, Mining; Investment Manager and Director of Sentient Asset Management Canada Ltd.; formerly Manager Private Equity Mining Portfolio at the Caisse de depot et placement du Quebec	N/A	1,000,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of October 31, 2002.
(3) Member of Audit Committee.
(4) CaribGold Resources Inc., a reporting issuer whose common shares are listed on the TSX Venture Exchange ("CaribGold"), holds 2,600,000 shares of the Company. Mr. Bell is the President and a director of CaribGold and in such capacities exercises, subject to the direction of CaribGold's board of directors, control or direction over such shares.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to section 135 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on October 15, 2002.

Amendment to Stock Option Plan

The Company has in place a stock option plan for the purposes of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. In order to correspond to the new stock option policy of the TSX Venture Exchange (the "Exchange") the board of directors of the Company (the "Board") has, subject to the acceptance of the Exchange and shareholder approval, adopted an amended and restated stock option plan (the "Amended Plan") which incorporates, inter alia, the following changes:

1. the number of shares subject to each option is determined by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board of the Company, provided, at the time the options are granted, that:

   (a) no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period; and

   (b) no more than an aggregate of 2% of the issued shares of the Issuer may be granted to persons employed to provide "investor relations activities" in any 12 month period.

2. provided that the Company is listed as a "Tier 1 Issuer" on the Exchange and subject to disinterested shareholder approval, the restriction that no more than 5% of the issued shares of the Company may be granted to any one Optionee in any 12 month period shall not apply to the Amended Plan. Notwithstanding the foregoing, no optionee may be granted an option if such option, together with all previously granted and outstanding options, would result in such Optionee holding options to purchase shares which exceeded 5% of the then issued and outstanding shares of the Company;

3. stock options granted under the Amended Plan will now be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing "investor relations activities" must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period;

4. reasonable topping up of options granted to an individual under the Amended Plan will be permitted; and

5. "disinterested shareholder" approval for the reduction in the exercise price of an existing stock option held by an "insider" must be obtained prior to the exercise of such options.

There are currently 3,900,000 common shares reserved for issuance under the existing plan, of which options to purchase up to 3,150,000 shares have been granted to directors, officer, employees and consultants of the Company as of the date of this Information Circular.

Under the Amended Plan the Company proposes to increase the total number of shares reserved for issuance, inclusive of existing options, to 5,300,000 shares subject to regulatory and shareholder approvals. This would increase the number of options available, as a percentage of the common shares currently outstanding, to approximately 19.94%. The Board believes the increased amount is necessary to ensure that there will be a sufficient number of common shares available for issuance under the Amended Plan in order to retain and attract qualified directors, officers, employees and consultants.

In all other material respects the Amended Plan is the same as the Company's existing stock option plan. A copy of the Amended Plan is attached to this information circular as Schedule "A".

Under the policies of the Exchange the Amended Plan must be approved by the "disinterested shareholders" of the Company prior to becoming effective. For the purposes of the policies of the Exchange "disinterested shareholder" approval requires the approval of a majority of votes cast at a shareholders' meeting other than votes attaching to securities beneficially owned by insiders to whom shares may be issued pursuant to the Amended Plan and their associates. To management's knowledge, as of October 31, 2002, a total of 6,401,200 shares of the Company are held by insiders of the Company to whom options may be granted under the Amended Plan which shares will not be eligible to be voted for the purposes of approving the Amended Plan.

Accordingly, at the Meeting the "disinterested" shareholders of the Company will be asked to consider and, if thought advisable, pass the following resolutions. The management designees, if named as proxy, intend to vote in favour of the following resolutions:

"RESOLVED, as an ordinary resolution, THAT:

1. the amended and restated stock option plan, in substantially the form attached as Schedule "A" to the Company's information circular dated November 7, 2002 (the "Amended Plan") be and the same is hereby adopted and approved and that the directors of the Company be and are hereby authorized to take all such steps as are deemed necessary or advisable by the directors, to do all such further acts as are required to be done and make any further amendments or revisions to the Amended Plan, without further shareholder approval, as may be required by the TSX Venture Exchange or any other stock exchange upon which the Company's shares may be listed for trading from time to time in order to cause the Amended Plan to fully comply with the requirements of the TSX Venture Exchange or such other exchange and to fully carry out this resolution; and

2. the directors of the Company be and are hereby authorized to grant from time to time at their discretion options to purchase up to a maximum of 5,300,000 common shares of the Company under the Amended Plan subject to the policies of the Exchange."

The amendments referred to above are subject to receipt of all necessary regulatory or stock exchange approvals. To the extent any of such amendments are not approved by such regulatory authorities or stock exchanges, such amendments that are not approved shall be removed from the Amended Plan.

Authority to Issue Additional Shares

The only source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs, the Company may arrange private placement subscriptions for shares or for securities convertible into shares. The Company may also issue shares for property acquisitions.

Shareholders are being asked to approve an ordinary resolution allowing the Company's directors to cause the Company to enter into one or more private placement financing transactions and/or property acquisitions during the ensuing 12 month period which if consummated may result in the issuance of shares to one placee or vendor or group of placees or vendors who intend to vote their shares as a group equal to or greater than 20% of the Company's issued share capital, or where the financing or acquisition would or may result in an effective change in control of the Company or the creation of a control block. Save as disclosed herein, management does not have present agreements or understandings to issue these shares, however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including warrants granted as part of such placement) and certain acquisitions for shares if the number of shares to be issued to one placee or vendor, or to a group of placees or vendors who intend to vote their shares as a group, is equal to or greater than 20% of the number of the Company's shares outstanding after giving effect to the issuance of the private placement shares (including the exercise of any warrants attached thereto). In addition, shareholder approval is required if the private placement or other transactions may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements and/or property acquisitions to be entered into during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placement.

The private placement and property acquisitions will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange on pricing of private placements.

In a private placement sale of equity shares, the purchase price shall not be less than the "Discounted Market Price" for those shares. The Exchange defines "Discounted Market Price" as being, subject to certain exceptions, the last closing price of the company's listed shares before the issuance of the news release or the filing of the price reservation form required to fix the price at which the securities are to be issued or deemed to be issued, less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

subject to a minimum price of $0.10 per share. Property acquisition share issuances are based on the value of the properties acquired.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Proxy will vote for the reappointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Raymond Chabot Grant Thornton were first appointed auditors of the Company on February 26, 1997.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. See "REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION – Executive Compensation" below.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

Cash: During the fiscal year ended August 31, 2002 no remuneration was paid or accrued to the Company's directors and senior officers or companies controlled by such directors and senior officers (2001 - $1,350).

The Company currently has two executive officers, being its President, Jens E. Hansen, and its Secretary/Treasurer, Gary F.J. Zak.

Applicable securities legislation requires disclosure of compensation for each Chief Executive Officer and for each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer, for the three most recently completed financial years, provided that the disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Jens E. Hansen is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Com-pensation ($)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Jens E. Hansen President	2002 2001 2000	Nil(1) Nil(1) Nil(1)	N/A N/A N/A	N/A N/A N/A	Nil 975,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) During the fiscal years ended August 31, 2001 and August 31, 2000 a total of $16,350 and $26,600, respectively, was paid to Geotest Corporation for management and consulting fees, office rent and overheads and secretarial fees. However, no monies were paid or accrued to Geotest Corporation on account of such fees or expenses for the fiscal year ended August 31, 2002. Geotest Corporation is a private company controlled by Jens E. Hansen.

Stock Options

The Company has in place a stock option plan for the purposes of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. See "PARTICULARS OF MATTERS TO BE ACTED UPON – Amendment to Stock Option Plan" for details of the Company's stock option plan.

The following table discloses the particulars of options or stock appreciation rights ("SARs) granted to the Named Executive Officer during the most recently completed financial year:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Financial year	Securities under Options/ SARs granted (#)	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
Jens E. Hansen President	2002	Nil	N/A	N/A	N/A	N/A

The following table discloses the particulars of stock options exercised by the Named Executive Officer during the immediately preceding fiscal year:

AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Jens Hansen President	2002	Nil	N/A	975,000 (exercisable)	$48,750 [(1)]

(1) The exercise price of these options is $0.10 per share. As of the fiscal year ended August 31, 2002 the last closing price of the Company's shares was $0.15 per share.

Retirement Plans

The Company has no retirement plans, pension plans or other form of retirement compensation for its employees.

Employment Contracts and Termination of Employment

Save and except for its management agreement with Geotest Corporation as more particularly described under the heading "Executive Compensation" above, the Company has not entered into any employment contracts as of the date of this Information Circular.

Compensation of Directors

During the fiscal year ended August 31, 2002 David R. Bell and Robert A. Martin each received a stock option to purchase up to 400,000 common shares of the Company at a price of $0.10 per share exercisable on or before May 1, 2007 pursuant to the Company's stock option plan. See "REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION - Stock Options" above for details of the Company's stock option plan.

Save and except for the granting of the above stock options and the reimbursement of out of pocket expenses the directors of the Company received no remuneration in their capacities as such during the fiscal year ended August 31, 2002.

Indebtedness

None of the current directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance which guidelines have been adopted by the TSX Venture Exchange for all Tier 1 issuers. These guidelines require that each Tier 1 listed company disclose on an annual basis its approach to corporate governance with reference to the TSX Guidelines including the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The Company's board of directors (the "Board") and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to and compliance with the TSX Guidelines.

1. *Board should explicitly assume responsibility for stewardship of the Company, and specifically for adoption of a strategic planning process, identification of principal risks, succession planning and monitoring, communications policy and integrity of internal control and management information systems.*

The Board is responsible for the overall stewardship of the Company, planning, directing, identification of principal risks, and controlling issues which are pivotal to determining corporate strategy and direction. The Board considers management development programs, strategic business developments such as significant acquisitions, and financing proposals including the issuance of shares and other securities, as well as those matters requiring Board approval by law. The Company does not have a succession plan in place at this time.

2. *Majority of directors should be "unrelated" (free from conflicting interest).*

The Board currently comprises five members, of whom three are independent and unrelated, and two are members of senior management. In addition, two of the three "unrelated" directors do not have an interest in or relationship with either the Company or any of its significant shareholders. The third "unrelated" director is the President and a director of a significant shareholder of the Company. Management is proposing that a fourth "unrelated" director be added to the Board at the Company's upcoming annual and special general meeting to be held on December 17, 2002.

3. *Disclose for each director whether he or she is related, and how that conclusion was reached.*

Jens Hansen, as President of the Company, and Gary F. Zak, as Secretary/Treasurer of the Company, are the only "related" directors. See also "Executive Compensation" above for details of the management fees paid to a company controlled by Mr. Hansen during the last three fiscal years.

4. *Appointment of a Committee responsible for appointment/assessment of directors.*

Currently the Board performs the functions of a Nominations Committee of the Company with the responsibility for the recruitment and appointment of directors.

5. *Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.*

The Board does not formally review the contributions of individual Board members. The Board believes that its size facilitates informal discussion and evaluation of members' contributions.

6. *Provide orientation and education programs for new directors.*

The Company does not currently have any formal orientation and education programs for new directors. Orientation and education of new directors is carried out through an informal process.

7. *Consider reducing size of Board, with a view to improving effectiveness.*

A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board believes that its proposed size of six members promotes effectiveness and efficiency.

8. *Review the compensation of directors in light of risks and responsibilities.*

Given its relatively small size the entire Board currently performs the functions of a Compensation Committee of the Company with the responsibility for reviewing the adequacy and form of compensation of directors and officers. At present, a majority of the Board is comprised of unrelated directors.

9. *Committees should generally be composed of outside directors, a majority of whom are unrelated.*

The Board has formally appointed an Audit Committee comprised of two outside and unrelated directors and one management director, in compliance with applicable corporate and securities laws.

10. *Appoint a Committee responsible for approach to corporate governance issues.*

The Board has implicitly and explicitly acknowledged its responsibility for developing the Company's approach to governance issues.

11. *The Board should develop position descriptions for the Board and for the chief executive officer and the Board should approve or develop corporate objectives which the chief executive officer is responsible for meeting.*

To date the Company has not developed position descriptions for the Board or the Chief Executive Officer/President ("CEO"). The Board currently sets the Company's annual objectives which become the objectives against which the CEO's performance are measured.

12. *Establish procedures to enable the Board to function independently of management.*

Three out of the existing five directors comprising the Board are independent directors and presently, in matters that require independence from management, only the three independent Board members may participate in the decision making and evaluation. It is contemplated that immediately following the Company's annual and special general meeting scheduled for December 17, 2002 the number of independent directors will increase to four out of the then six directors.

13. *Establish an Audit Committee with a specifically defined mandate (all members should be non-management directors).*

As stated above, the Audit Committee is composed of three directors, two of whom are independent directors. The roles and responsibilities of the Audit Committee include responsibility for overseeing management's reporting on internal control. The Audit Committee has direct communication channels with the external auditors. The Company has no formal internal audit process.

14. *Implement a system to enable individual directors to engage outside advisers, at Corporation's expense.*

The Company has no formal policy which allows outside directors to engage outside advisors at the Company's expense.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company save and except as set forth below or elsewhere in this Information Circular.

1. Pursuant to a private placement completed on July 26, 2002 Jens E. Hansen, the President and a director of the Company, acquired a total of 200,000 common shares at a price of $0.10 per share together with a non-transferable warrant to purchase up to an additional 200,000 common shares of the Company at a price of $0.12 per share on or before July 26, 2004; and

2. During the fiscal year ended August 31, 2002 the Company acquired certain mineral claims and properties located in, among other areas, the Hemlo region of Ontario from Geotest Corporation, a private company controlled by Jens E. Hansen, in consideration for reimbursement of staking and other out-of-pocket expenses totaling $22,940.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and the proposed amendment to the Company's stock option plan.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Ottawa, Ontario, this 7th day of November, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Jens E. Hansen"*
Jens E. Hansen
President

Schedule "A"

BEAUFIELD CONSOLIDATED RESOURCES LTD.

STOCK OPTION PLAN

1. **Purpose**

The purpose of the stock option plan (the "Plan") of Beaufield Consolidated Resources Ltd., a company duly incorporated under the *Company Act* (British Columbia) (the "Company"), is to advance the interest of the Company or any of its subsidiaries or companies in which it holds a controlling interest (collectively "subsidiaries") by encouraging the directors, officers, employees and consultants (as defined in BC Instrument 45-507) of the Company or any of its subsidiaries or employees of a company providing management services to the Company to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company or any of its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Company or any of its subsidiaries in the conduct of their affairs.

2. **Administration and Granting of Options**

The Plan shall be administered by the Board of Directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company (such committee, or if no such committee is appointed, the Board of Directors of the Company is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

The Committee may from time to time designate directors, officers, employees and consultants of the Company or any of its subsidiaries or employees of a company providing management services to the Company (together the "Participants") to whom options to purchase common shares of the Company may be granted and the number of common shares to be optioned to each, provided that the total number of common shares to be optioned shall not exceed the number provided in clauses 3 and 4 hereof. Notwithstanding any other provision to the contrary, any option agreement granted to an employee or consultant of the Company or any of its subsidiaries or an employee of a company providing management services to the Company shall contain a representation by the Company that such employee, consultant or management company employee is a bona fide employee or consultant of the Company or any of its subsidiaries or a company providing management services to the Company, as the case may be.

3. **Shares Subject to Plan**

Subject to adjustment as provided in section 16 hereof, the shares to be offered under the Plan shall consist of shares of the Company's authorized but unissued common shares. The aggregate number of shares to be delivered upon the exercise of all options granted under the Plan (the "Options") shall not exceed 5,300,000 common shares. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4. **Number of Optioned Shares**

The number of shares subject to an Option to a Participant shall be determined by the Committee, but no Participant shall be granted Options which exceed five (5%) per cent of the issued shares of the Company at the time the Options are granted and, unless approved by the "disinterested shareholders" of the Company (as hereinafter defined), no Participant shall be granted, in any 12 month period, Options which exceed five (5%) per cent of the issued shares of the Company at the time the Options are granted. Furthermore, the aggregate number of Options which may be granted to any one consultant of Company or any of its subsidiaries in any 12 month period shall not exceed two (2%) per cent of the issued shares of the Company at the time the Options are granted. Finally, notwithstanding any other provision to the contrary, the aggregate number of Options which may be granted to persons engaged in "investor relations activities" on behalf of the Company or any of its subsidiaries in any 12 month period shall not exceed two (2%) per cent of the issued shares of the Company at the time the Options are granted, unless otherwise permitted by any stock exchange on which the common shares of the Company are then listed or other regulatory body having jurisdiction.

5. **Vesting**

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that Options granted to consultants performing "investor relations activities" must, at a minimum, vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period.

6. **Maintenance of Sufficient Capital**

The Company shall at all times during the term of this Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7. **Participation**

The Committee shall determine to whom Options shall be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options shall be granted, and the number of shares to be subject to each Option. An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee shall so determine.

8. **Exercise Price**

The exercise price of the shares covered by each Option shall be determined by the Committee. The exercise price shall be not less than the greater of:

(a) $0.10 per share; or

(b) the last closing price of the Company's shares on the stock exchange on which such shares are then listed before either the issuance of the news release or the filing of the price reservation form required to fix the exercise price of the Option, less the maximum allowable discount from such closing price as may be permitted under the policies of such stock exchange.

9. **Duration of Option**

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option agreements and shall be subject to earlier termination as provided in paragraphs 11, 12 and 13.

10. **Option Period, Consideration and Payment**

(a) The Option period shall be a period of time fixed by the Committee, not to exceed 10 years, provided that the Option period shall be reduced with respect to any Option as provided in sections 11, 12 and 13 covering cessation as a director, officer, employee or consultant of the Company or any of its subsidiaries or as an employee of a company providing management services to the Company, death of the Participant or change of control of the Company.

(b) Except as set forth in sections 11, 12 and 13, no Option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Company or any of its subsidiaries or an employee of a company providing management services to the Company.

(c) The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan, unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

11. Ceasing To Be a Director, Officer, Employee or Consultant

If a Participant shall cease to be a director, officer, employee or consultant of the Company or any of its subsidiaries or an employee of a company providing management services to the Company for any reason other than death of the Participant, the Option granted to the Participant may be exercised by the Participant, only within 90 days next succeeding the Participant's ceasing to be a director, officer, employee, consultant or management company employee, to the extent that the Participant was entitled to exercise it at the date of such cessation. Notwithstanding the foregoing or any other provision to the contrary herein, an Option granted to a person who is engaged in "investor relations activities" must expire within 30 days after such person ceases to be employed to provide "investor relations activities".

Nothing contained in the Plan nor in any Option granted pursuant to the Plan shall confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Company or any of its subsidiaries.

12. Death of Participant

In the event of death of a Participant, the Option previously granted to him shall be exercisable as to all or any of the common shares in respect of which such Option has not previously been exercised at the date of the Participant's death (including in respect of the right to purchase common shares not otherwise vested at such time), by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or the laws of descent and distribution at any time up to and including (but not after) a date 12 months following the death of the Participant or the expiry time of the Option, whichever occurs first.

13. Change of Control

(a) Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company as an entirety prior to the expiry time of an Option, such Option may be exercised, as to all or any of the common shares in respect of which such Option has not previously been exercised (including in respect of a right to purchase common shares not otherwise vested at such time), by the Participant at any time up to and including (but not after) a date thirty (30) days following the date of the completion of such sale or prior to the expiry time of such Option, whichever is earlier.

(b) Options may provide that, in the event the Company's common shareholders receive a "take-over" bid as defined in the *Securities Act* (British Columbia), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding common shares of the Company (a "Successful Bid"), such Option may be exercised, as to all or any of the common shares in respect of which such Option has not previously been exercised (including in respect of common shares not otherwise vested at such time), by the Participant (the "Acceleration Right"). The Acceleration Right shall commence on the date of the take-over bid and end on the 10th day following the expiry date of the Successful Bid. Notwithstanding the foregoing, the Acceleration Right may be extended for such longer period as the Board of Directors may resolve.

14. Rights of Optionee

No person entitled to exercise an Option shall have any of the rights or privileges of a shareholder of the Company in respect of any shares issuable upon exercise of such Option until certificates representing such shares shall have been issued and delivered.

15. Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of Options shall be added to the general funds of the Company and shall thereafter be used from time to time for such corporate purposes as the Committee may determine and direct.

16. Adjustments

Appropriate adjustments in the number of common shares optioned and in the option price per share, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Company resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

18. Amendment and Termination of Plan

The Committee may, at any time, suspend or terminate the Plan. The board may also at any time amend or revise the terms of the Plan, PROVIDED that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.

19. Necessary Approvals

The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company (disinterested or otherwise), any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such shares shall terminate and any Option exercise price paid to the Company will be returned to the Participant. For greater certainty, any proposed reduction in the exercise price of a previously granted Option shall be subject to the approval of the "disinterested shareholders" of the Company (as such term is contemplated under the policies of the TSX Venture Exchange) if the Participant is an "insider" of the Company as defined under the *Securities Act* (British Columbia) at the time of the proposed reduction.

20. Prior Plans

The Plan shall entirely replace and supersede prior share options plans, if any, enacted by the Board of Directors of the Company or its predecessor corporations.

21. Effective Date of Plan

The Plan has been adopted by the Committee subject to the approval of any stock exchange on which the shares of the Company are listed or other regulatory body having jurisdiction and, if so approved, the Plan shall become effective upon such approvals being obtained.

IN WITNESS WHEREOF the Company has caused its corporate seal to be affixed hereto in the presence of its officers duly authorized in that behalf as of the 7th day of November, 2002.

BEAUFIELD CONSOLIDATED RESOURCES LTD.

Per:

(signed) *Jens E. Hansen*

Authorized Signatory

Exemption number: 82-1557

Beaufield Consolidated Resources Inc.

P.O. Box 11385 Station H Ottawa Ontario Canada K2H 7V1
19 Nesbitt Street Ottawa Ontario Canada K2H 8C4
Tel: 613-721-2919 Fax: 613-828-7268
E-mail: beaufield@rogers.com

12(g) Exemption # 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.

REPORT TO SHAREHOLDERS

for the year ended August 31, 2002

Beaufield's access to capital is a key ingredient in its success as a mineral exploration company. At the close of 2001, Augen Capital of Toronto invested $35,000 of flow-thru funding. At Midyear, a Quebec exploration fund invested $140,000 which was augmented by $100,000 from private investors. In October 2002, Beaufield closed a $250,000 flow-thru financing with Dundee Capital Corp as agent. The $525,000 raised in the 2002 calendar year has enabled Beaufield to acquire and start exploration on new, and exciting, mineral-exploration properties for gold and base metals. These new situations compliment the existing properties and add a new dimension to the company.

Another key ingredient in Beaufield's success is its ability to attract outstanding management. In this regard, during the past year, two new directors are being added to the Beaufield board. David Bell, the discoverer of the Hemlo gold mines, currently the largest producing gold district in Canada, has recently joined the Beaufield team as a director. Paul Carmel, a director of an important Quebec-based mining fund is nominated for next year.

The final key ingredient to Beaufield's success is its ability to identify and acquire highly prospective mineral exploration properties and to form strategic alliances to develop these properties. All of Beaufield's properties are located in Ontario and Quebec.

In Ontario, two of the Beaufield Hemlo gold exploration properties are located less than 2 kilometres from the Golden Giant and David Bell Mines. The quality and potential of these properties has encouraged Sparton Resources Inc. to become a partner in order to earn up to 51% by spending the first $600,000. Sparton is operated by long-time highly-successful explorationists.

Immediately following the agreement on the first two properties Sparton and Beaufield signed an agreement to jointly explore on a 50-50 basis a series of exploration properties totaling almost 10,000 hectares in the Hemlo gold mining camp. The Sparton-Beaufield joint venture is now the largest holder of exploration lands at Hemlo and the companies intend to concentrate a substantial effort in what promises to be among the most exciting gold exploration situations in Canada. Drilling is planned to start in early November.

In addition to the above, Beaufield also owns an interest in 7 exploration properties close to Hemlo totaling approximately 10,000 hectares. Six of these properties are in partnership with other parties.

In Quebec, Beaufield holds important gold and base metal exploration lands in the northwestern sector of the province. Of these properties the most immediately significant is the

Matagami property which adjoins lands near base mines of Noranda Inc. A recently completed airborne magnetic survey and interpretation has indicated five high priority targets with sulphide potential. Ground follow up is in progress and a drill program is planned for early 2003.

In total Beaufield has an interest in 7 exploration properties in northwestern Quebec. These cover approximately 16,000 hectares. Four of these properties are in partnership with other parties.

Excellent exploration properties, active partners, good financial resources, well planned and managed exploration programs combined with a more positive atmosphere in the natural resource sector suggest that 2003 will be a good year for Beaufield. We will continue to keep our shareholders up-to-date as events unfold with future news releases. During the interim, you are invited to contact me, at any time, at the numbers listed above.

As we look forward, the management and board of directors would like to thank you very much for your continued support.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BEAUFIELD CONSOLIDATED RESOURCES INC.

(signed) "Jens E. Hansen", P. Eng
President, Beaufield Consolidated Resources Inc.

November 7, 2002

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: _____X_____ **Schedule A**
_____X_____**Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Beaufield Consolidated Resources Inc.
ISSUER'S ADDRESS:	19 Nesbitt Street P.O. Box 11385- Station H Nepean- Ottawa- Ontario K2H 7V1
ISSUER TELEPHONE NUMBER:	613-721-2919
ISSUER FAX NUMBER:	613-828-7268
CONTACT PERSON :	Jens E. Hansen, P.Eng.
CONTACT'S POSITION:	President
FOR QUARTER ENDED:	August 31, 2002
DATE OF REPORT:	November 7, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED SCHEDULE A AND SCHEDULES B&C.

(signed) "Jens E. Hansen"	November 7, 2002
NAME OF DIRECTOR	DATE SIGNED
(signed) "Robert A. Martin"	November 7, 2002
NAME OF DIRECTOR	DATE SIGNED

MANAGEMENT DISCUSSION AND ANALYSIS

MINERAL PROPERTIES AND EXPLORATION:

The mineral properties and exploration programs have been outlined in the Report to Shareholders on the previous pages.

FINANCIAL DISCUSSION- 2002 compared to 2001

The company raised $275,000 during the financial year. Of this $35,000 was flow-thru then allocated to exploration in Quebec and Ontario $240,000, was invested by a Quebec-based fund and private investors. Subsequent to the year end Beaufield raised an additional $250,000 of exploration flow-thru financing for Ontario and Quebec. Administration, Professional fees and Trustee costs increased to $90,993 from $66,764 in 2001. The increase of $24,229 relates to the cost of financing and to increased costs due to modified reporting and compliance rules. We expect these costs to continue to increase.

The value of Beaufield's mineral properties increased by $366,909 from the previous year. Beaufield acquired several new mineral exploration properties during the year. The most significant of these are Hemlo, Matagami, and Lac Evans.

The weighted average shares outstanding at year-end was 21,103,188 (actual outstanding as at November 7, 2002- 26,580,311 common shares) compared to 19,580,311 for the previous year. The loss per share was $0.008 in 2002 compared to $0.018.

Beaufield Consolidated Resources Inc.

Financial Statements
August 31, 2002

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Auditors' Report

To the Shareholders of
Beaufield Consolidated Resources Inc.

We have audited the balance sheets of Beaufield Consolidated Resources Inc. as at August 31, 2002 and 2001 and the statements of operations and deficit, deferred exploration and development expenditures and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants

Val-d'Or (Québec)
November 1, 2002

Place du Québec
888 3rd Avenue
Val d'Or, Québec J9P 5E6
Telephone: (819) 825-6226
Fax: (819) 825-1461

Beaufield Consolidated Resources Inc.
Balance Sheets
August 31, 2002 and 2001

	2002	2001
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**128,608**	21,548
Marketable securities (market value $51,816; $64,680 in 2001)	**49,980**	64,680
Taxes recoverable	**6,450**	2,640
Option payment receivable	**20,000**	–
	205,038	88,868
Mineral properties and deferred exploration and development expenditures (Note 3)	**1,856,716**	1,489,801
Long-term investment (Note 4)	**11,000**	11,000
	2,072,754	1,589,669
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**42,815**	29,596
Future income taxes (Note 7)	**170,000**	–
	212,815	29,596
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	**15,024,326**	14,449,326
Deficit	**(13,164,387)**	(12,889,253)
	1,859,939	1,560,073
	2,072,754	1,589,669

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

«signed» Jens E. Hansen
Director

«signed» Robert Martin
Director

Beaufield Consolidated Resources Inc.
Operations and Deficit
Years ended August 31, 2002 and 2001

	2002	2001
	$	$
Investment revenues	2,793	8,143
Expenses		
Administrative services, rent and office	39,236	29,379
Interest and financing charges	196	241
Professional fees	32,884	23,642
Shareholders' reports	7,793	12,951
Telecommunications	2,512	1,491
Travel and promotion	6,433	3,318
Trustee, registration and transfer agent fees	18,873	13,743
	107,927	84,765
Write-down of mineral properties and deferred exploration expenses		280,278
	107,927	365,043
Loss before income taxes	105,134	356,900
Income taxes	54,000	
Net loss	159,134	356,900
Deficit, beginning of year	12,889,253	12,532,353
Share issue expenses (Note 5)	116,000	
Deficit, end of year	13,164,387	12,889,253
Basic and diluted loss per share	0.008	0.018
Weighted average number of common shares outstanding	21,103,188	19,580,311

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.
Deferred Exploration and Development Expenditures
Years ended August 31, 2002 and 2001

	2002	2001
	$	$
Balance, beginning of year	**1,462,105**	1,624,283
Additions during year	**60,260**	8,306
Expenditures written down		(170,484)
Balance, end of year	**1,522,365**	1,462,105

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.
Cash Flows
Years ended August 31, 2002 and 2001

	2002	2001
	$	$
OPERATING ACTIVITIES		
Net loss	**(159,134)**	(356,900)
Non-cash items		
Loss on disposal of marketable securities	**400**	
Mineral properties and deferred exploration and development expenditures written down		280,278
Future income taxes	**54,000**	
Changes in working capital items		
Taxes recoverable	**(3,810)**	8,455
Accounts payable and accrued liabilities	**13,219**	8,460
Cash flows used in operating activities	**(95,325)**	(59,707)
INVESTING ACTIVITIES		
Disposal of marketable securities	**14,300**	
Acquisition of mineral properties	**(45,560)**	(5,000)
Exploration and development expenditures	**(60,260)**	(8,306)
Mining duties recovered	**18,905**	
Cash flows used in investing activities	**(72,615)**	(13,306)
FINANCING ACTIVITIES		
Issue of shares and cash flows from financing activities	**275,000**	
Increase (decrease) in cash and cash equivalents	**107,060**	(73,013)
Cash and cash equivalents, beginning of year	**21,548**	94,561
Cash and cash equivalents, end of year	**128,608**	21,548
Cash flows relating to interest are as follows:		
Interest received	**–**	8,144
Interest paid	**–**	241

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2002 and 2001

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND FINANCIAL STATEMENTS

The Company, incorporated under the British Columbia Companies Act, is involved in the acquisition, exploration and development of mineral properties. Management plans to continue financing operating, exploration and development costs by way of public offerings and/or private placements of common shares.

These financial statements do not necessarily report present or future values of mineral properties, or reflect adjustments to the carrying value of Company's assets and liabilities, and to overall financial statement presentation, as might be required were public offerings and/or private placements of common shares unsuccessful, with a going concern assumption being no longer appropriate.

2 - ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. Significant estimates include the carryning value of mineral properties and deferred exploration and development expenses. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash, demand deposits and temporary investments, maturing in less than three months from acquisition date.

Marketable securities

Holdings in publicly traded Corporations, are carried at the lower of cost and market value.

Mineral properties and deferred exploration and development expenditures

Mineral properties are recorded at cost, with exploration and development expenditures relating to non-producing properties being deferred until viability is determined. When properties are brought into commercial production, capitalized amounts are amortized, using the unit-of-production method. Upon abandonment, these costs are charged to operations.

Overall recovery of mineral properties costs, with related deferred exploration and development expenditures, depends on the discovery of economically viable reserves; the Company's ability to obtain financing necessary to complete exploration and development of mineral properties; future profitable production, or disposition of properties for proceeds in excess of their carrying values. Management periodically reviews the recoverability of mineral properties costs and deferred exploration and development expenditures.

Stock-based compensation plans

No compensation expense is recognized for those plans when stock are issued. Any consideration paid on an exercise of stock options is credited to capital stock.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2002 and 2001

2 - ACCOUNTING POLICIES (continued)

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method,future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

3 - MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

		2002	2001
		$	$
Minerals:			
i)	Louvicourt and Pascalis Townships, Québec		
	Exploration	**393,923**	387,608
ii)	Barry, Urban, Carpiquet and Souart Townships, Québec		
	Exploration	**1,001,606**	1,000,000
	Mining duties recovered	**(18,905)**	–
iii)	Allard River, Québec		
	Property	**76,395**	–
	Exploration	**26,134**	–
iv)	Launay Township, Québec		
	Property	**312**	312
	Exploration	**7,400**	7,400
v)	Hemlo, Cedar Creek, Ontario		
	Property, net of option payment received	**47,720**	–
	Exploration	**20,896**	–
vi)	Hemlo, Pic River, Ontario		
	Property	**14,400**	–
	Exploration	**453**	–
vii)	Lac Evans area, Québec		
	Property	**205,989**	22,384
	Exploration	**67,488**	65,645
viii)	Other properties		
	Property	**8,440**	5,000
	Exploration	**4,465**	1,452
		1,856,716	1,489,801

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2002 and 2001

3 - MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES (continued)

	2002	2001
	$	$
In summary:		
Properties, net of option payment received	**353,256**	27,696
Deferred exploration and development expenditures	**1,522,365**	1,462,105
Mining duties recovered	**(18,905)**	–
	1,856,716	1,489,801

Mineral properties descriptions:

i) **Louvicourt and Pascalis Townships, Québec**

A 40% interest in 8 mining claims subject to a 2% net smelter return royalty on all minerals produced from these claims.

ii) **Barry, Urban, Carpiquet and Souart Townships, Québec**

A 48.57% to 50% interest in 334 mining claims in joint venture with Kinross Corporation.

iii) **Allard River, Québec**

During the year, the Company acquired a 100% interest in 119 mining claims located in Galinée Township by issuing 763,950 common shares. The property is subject to a 2%NSR.

iv) **Launay Township, Québec**

On September 1, 2000, the Company granted an option to Melkior Resources Inc. to earn up to 60% interest on the remaining 7 claims by fulfilling a $50,000 expenditures commitment over a 4 years period.

v) **Hemlo, Cedar Creek, Ontario**

During the year, the Company acquired a 100% interest in mining claims covering 2,000 hectares by issuing 400,000 common shares and by making cash payments totalling $27,720. The property is subject to a 2%NSR.

On August 21, 2002, amended on September 13, 2002, the Company entered into an option agreement with Sparton Resources Inc. which can earn an initial 50% interest in this property by paying $20,000 in cash and by spending $600,000, increased from an initial amount of $500,000, on exploration on the property within two years of August 21, 2002 of which $100,000 within 180 days of formal date of ratification and an additionnal $150,000 prior to the first anniversary of the date of this agreement. Sparton also holds the option to increase its equity interest in the project to 51% by paying the sum of $30,000.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2002 and 2001

3 - MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES (continued)

vi) Hemlo, Pic River, Ontario

During the year, the Company acquired a 100% interest in 165 mining claims located in Pic Township by paying $14,400 in cash for staking cost. (See also Note 9)

vii) Lac Evans area, Québec

A 100 % interest in 341 mining claims. During the year, the Company acquired 286 mining claims by issuing 1,836,050 common shares. In 2001, as the Company has not renewed 354 claims, $78,454 has been written down during the year.

viii) Other properties

During the year, the Company acquired a 100% interest in different mineral properties located in the province of Québec of which one is subject to a 2%NSR.

The Company is still in the process of acquiring mining claims in the White Lake region.

4 - LONG-TERM INVESTMENT

The Company holds 50 units in a non-publicly traded 2,500 unit, Ontario prospecting syndicate. As mineral exploration and fieldwork is anticipated to be carried out over a number of years, this investment is considered long-term. It is carried at initial acquisition cost of $5,000 plus attendant 2000 consulting and overhead costs of $6,000.

5 - SHARE CAPITAL

Authorized
100,000,000 common shares without par value

Issued and fully paid

	2002		2001	
	Shares	**$**	Shares	$
Balance, beginning of year	19,580,311	14,449,326	19,580,311	14,449,326
Issued under private placements				
Non flow-through	2,400,000	240,000		
Flow-through	350,000	35,000		
Issued for an interest in mineral properties	3,000,000	300,000		
Balance, end of year	25,330,311	15,024,326	19,580,311	14,449,326

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2002 and 2001

5 - SHARE CAPITAL (continued)

During the year, the company issued flow-through common shares and shares for mineral properties for which there is no tax value. Accordingly, an amount of $116,000 as future income taxes liabilities was recorded in share issue expenses of year.

Stock options

The Company has two stock options plans. Under those plans, the Company is authorized to grant certain directors, officers, employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of grant of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

During the year, the Company granted 1,200,000 options (1,950,000 in 2001) at an exercise price of $0.10 as follows:

- On December 28, 2001, 400,000 option were granted expiring on January 2, 2006. (1)
- On May 1, 2002, 800,000 options were granted expiring on May 1, 2007.

(1) Regulatory approval is still pending for this grant.

Also during the year, 375,000 options at an exercise price of $0,15 per share expired.

At August 31, 2002, the following options exercisable and outstanding were as follows:

- 2,350,000 shares at $0.10 per share, expiring January 2, 2006; and
- 800,000 shares at $0.10 per share, expiring May 1, 2007.

At August 31, 2001, the following options exercisable and outstanding were as follows:

- 1,950,000 options at $0.10 per share, expiring January 2, 2006.
- 375,000 options at $0.15 per share, expiring December 20, 2001.

Share purchase warrants

At August 31, 2002, the following share purchase warrants were outstanding:

- 350,000 warrants exercisable into common shares at $0.12 per share if exercised by December 31, 2002.
- 2,400,000 warrants exercisable into common shares at $0.12 per share if exercised by July 26, 2004.

At August 31, 2001, the following share purchase warrants were outstanding:

- 170,000 warrants exercisable into common shares at $0.20 if exercised by December 23, 2001.

Escrowed shares

As at August 31, 2002, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2002 and 2001

6 - RELATED PARTY TRANSACTIONS

During the year, the Company acquired mineral properties or incurred expenses in the normal course of business with its directors and or a company to which the directors are related. These expenses were recorded at the exchange amount, that is the amount agreed upon by both parties.

	2002	2001
	$	$
Purchase of mineral properties	22,940	–
Management and consulting fees	–	1,350
Office rent and overheads	–	12,000
Secretarial fees	–	3,000

There were accounts payable or accrued liabilities at August 31, 2002 to a Shareholder company exercising significant influence in the amount of $28,225 ($13,025 in 2001).

7 - INCOME TAXES

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following:

	2002	2001
	$	$
Future income tax assets		
Operating losses carried forward [1]	288,000	525,000
Future income tax liabilities		
Mineral properties and deferred exploration and development expenses	(458,000)	(369,000)
	(170,000)	156,000
Less: valuation allowance	–	(156,000)
	(170,000)	–

[1] Operating losses available to reduce income taxes in future years are detailed as follows:

	$
2003	113,000
2004	132,000
2005	115,000
2006	110,000
2007	80,000
2008	77,000
2009	105,000

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2002 and 2001

7 - INCOME TAXES (continued)

Canadian exploration and development expenses tax accounts available to reduce income taxes in future years, aggregate approximately $533,000 and may by carried forward over an indefinite period.

8 - FINANCIAL INSTRUMENTS

Short-term financial instruments

The fair value of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, since they have short maturities, is equivalent to their carrying amounts. The fair value of marketable securities is equivalent to the market value based on the closing price.

9 - SUBSEQUENT EVENTS

a) On September 13, 2002, subject to Regulatory approval, the Company entered into agreements in principle with Sparton Resources Inc. regarding the Hemlo project project under which:

- the Company granted an option to Sparton to acquire a 50% interest in 165 mining claims located in Pic Township for an amount of $18,150 in cash.
- the Company acquired a 50% interest in 219 mining claims in the Manitouwadge Road property by paying $12,045 in cash, issuing 200,000 shares and a 1%NSR to the vendor.
- the Company acquired a 50% interest in 56 mining claims in the Heron Bay property by paying $3,080 in cash, annual instalments of $2,500 starting September 13, 2003 and 1%NSR to the vendor.

b) On October 1, 2002, subject to Regulatory approval, the Company acquired a 100% interest in 113 staked mining claims on the Lizar Hiawatha property located in Lizar Township, Ontario by issuing 400,000 common shares and 2%NSR to the vendors. The Company also holds an option to acquire a 100% interest in patented-claim block for an amount of $100,000 before January 1, 2007.

c) On October 28, 2002, subject to Regulatory approval, the Company completed a $250,000 private placement which consist of 1,250,000 flow-through common shares at a price of $0.20 per share. In addition to the $12,500 fee paid to the Agent, the Company also granted the Agent a broker warrant to purchase up to 125,000 common shares at a price of $0.20 per share, exercisable on or before October 28, 2004.

BEAUFIELD CONSOLIDATED RESOURCES INC.

CORPORATE DATA

Head Office
19 Nesbitt Street
Ottawa, Ontario
K2H 8C4
Telephone: (613) 721-2919
Facsimile: (613) 828-7268
E-mail: beaufield@rogers.com

Directors & Officers
David R. Bell
Paul R. Carmel (Nominee)
Stephen R. Dunn
Jens E. Hansen
Robert A. Martin
Gary F.J. Zak

Registrar & Transfer Agent
ComputerShare Trust Company of Canada
Suite 700
1500 University Street
Montreal Quebec H3A 3S8

Legal Counsel
Gregory T. Chu, A Law Corporation
Suite 2525-1075 West Georgia Street
Vancouver BC V6E 3C9

Michel Blouin, Lavery DeBilly
Suite 4000 - 1 Place Ville Marie
Montreal Quebec H3B 4M4

Auditor
Raymond Chabot Grant Thornton
Place du Quebec
888, 3rd Avenue
Val d'Or Quebec J9P 5E6

Listing
TSX Venture Exchange
Symbol: BFD

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – Supplementary Information for the year ended August 31, 2002

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)

Shares outstanding as at August 31, 2002:	25,330,311
Balance as at August 31, 2001:	19,580,311
Balance as at November 7, 2002	26,580,311

On October 28, 2002, the Company completed a $250,000 private placement which consisted of 1,250,000 flow-through common shares at a price of $0.20 per share.

(c) Commitments:

Stock-based Compensation Plans:

The Company has two stock option plans. Under these plans, the Company is authorized to grant certain directors, officers', employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

Share Purchase Options:

At August 31, 2002, 3,150,000 common shares were outstanding, entitling directors and employees to acquire shares, under the share purchase options.

	Shares	Exercise Price	Expiry Date
Directors	2,350,000	$0.10	January 2, 2006
	800,000	$0.10	May 1, 2007
Total:	3,150,000		

Share Purchase Warrants:

At August 31, 2002 the following share purchase warrants were outstanding:

- 350,000 warrants exercisable into common shares at $0.12 if exercised by December 31, 2002.
- 2,400,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

On October 28, 2002, the Company completed a flow-thru private placement which in addition to the $12,500 fee paid to the Agent, the Company also granted the Agent a broker warrant to purchase up to 125,000 common shares at a price of $0.20 per share, exercisable on or or before October 28, 2004.

	Warrants	Exercise Price	Expiry Date
Flow-thru Private Placement	350,000	$0.10	December 31/02
Private Placement	2,400,000	$0.12	July 26/04
Agents Warrants	125,000	$0.20	October 28/04
Total:	2,875,000		

Escrow Shares:
At August 31, 2002, 129,750 shares (129,750 in 2001) held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

The following are Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/ Member of Audit Committee
Mr. Robert A. Martin	-	Director/Member of Audit Committee
Mr. Gary F. Zak	-	Director/Secretary

Mr. Paul R. Carmel is nominated as a Director to be voted on for approval at the Annual General Meeting to be held on December 17, 2002.

Exemption number: 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.
PROXY

FOR THE ANNUAL AND SPECIAL GENERAL MEETING
TO BE HELD DECEMBER 17, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned, being a shareholder of Beaufield Consolidated Resources Inc. (the "Company"), hereby appoints Jens E. Hansen, President and a director of the Company, or failing him, David R. Bell, a director of the Company, or, alternatively ________________________________, as proxyholder, to attend the Annual and Special General Meeting of the Company to be held on December 17, 2002 and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

(a) Appointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditor and authorizing the directors to fix the remuneration to be paid to the auditor.

VOTE FOR _____ WITHHOLD VOTE ____

(b) Fixing the number of directors for the ensuing year at six.

IN FAVOUR _____ AGAINST _____

(c) Election of the Board of Directors as follows:

David R. Bell	VOTE FOR __	WITHHOLD VOTE ____
Paul R.Carmel	VOTE FOR __	WITHHOLD VOTE ____
Stephen R. Dunn	VOTE FOR __	WITHHOLD VOTE ____
Jens E. Hansen	VOTE FOR __	WITHHOLD VOTE ____
Robert A. Martin	VOTE FOR __	WITHHOLD VOTE ____
Gary F. Zak	VOTE FOR __	WITHHOLD VOTE ____

(d) Adopting and approving the Company's amended and restated stock option plan in substantially the form attached as Schedule "A" to the Company's information circular dated November 7, 2002 and increasing the number of common shares reserved for issuance under such plan to 5,300,000 common shares.

IN FAVOUR _____ AGAINST _____

(e) Authorizing the directors of the Company to enter into one or more private placement financing transactions or property acquisitions during the ensuing 12 month period whereby the number of shares to be issued to one placee or vendor, or to a group of placees or vendors who intend to vote their shares, as a group, is equal to or greater than 20% of the Company's issued share capital, or where the financing or acquisition would or may result in an effective change in control of the Company or the creation of a control block.

IN FAVOUR _____ AGAINST _____

(f) With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this _____ day of _____________, 2002.

NAME (Please Print)

SIGNATURE

Number of Shares Represented
by This Proxy

NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Computershare Trust Company of Canada, of 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 at least 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are shown as registered - please notify Computershare Trust Company of Canada of any change in your address.

Exemption number: 82-1557

BEAUFIELD CONSOLIDATED RESOURCES LTD.

SUPPLEMENTAL MAILING LIST RETURN CARD

Pursuant to National Instrument 54-102, Beaufield Consolidated Resources Ltd. (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company at the following address:

BEUAFIELD CONSOLIDATED RESOURCES LTD.
19 Nesbitt Street
P.O. Box 11385 – Station H
Ottawa, Ontario
K2H 7V1

Attention: The Secretary

I do wish to be placed on the Company's supplemental mailing list:

____

NAME (please print)

____

ADDRESS

____

____